1. Name and Address of Reporting Person
   GARBER, RICHARD P.
   1455 VALLEY ROAD
   WAYNE, NJ 07470-
2. Issuer Name and Ticker or Trading Symbol
   VALLEY NATIONAL BANCORP (VLY)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Day/Year
   11/20/2002
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   FIRST SENIOR VICE PRESIDENT
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+------------------------------+----------+----------+---------+--------------------------+--------------+-----------+------------+
|1. Title of Security          |2. Trans- |2A.Execu- |3. Trans-|4. Securities Acquired (A)|5. Amount of  |6. Owner-  |7. Nature   |
|                              |   action |   action |   action|   or Disposed of (D)     |Securities    |   ship    |   of In-   |
|                              |   Date   |   Date   |   Code  |                          |Beneficially  |   Form:   |   direct   |
|                              |          |          |         |                          |Owned         |   Direct  |   Bene-    |
|                              |  (Month/ |  (Month/ |         |                          |Following     |   (D) or  |   ficial   |
|                              |   Day/   |   Day/   +-----+---+-----------+---+----------+Reported      |   Indirect|   Owner-   |
|                              |   Year)  |   Year)  |Code |V  |Amount     |A/D|Price     |Transaction(s)|   (I)     |   ship     |
+------------------------------+----------+----------+-----+---+-----------+---+----------+--------------+-----------+------------+
Common Stock                    11/18/2002            A         1125        A   $0.0000    23068          D
                                                      <F1>
Common Stock                                                                               0              I           11/27/92
                                                                                                                      REST. STK.
                                                                                                                      OPTION
Common Stock                                                                               0              I           10/29/93
                                                                                                                      REST.STK.
                                                                                                                      AWARD
Common Stock                                                                               0              I           11/08/94
                                                                                                                      REST. STK.
                                                                                                                      AWARD
Common Stock                                                                               0              I           11/08/94
                                                                                                                      QUAL. STK.
                                                                                                                      OPTION

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+----------+--------+-------+-------+---------+-----------+---------------------+----------------+----------+-------+-------+------+
|1.        |2.      |3.     |3A.    |4.       |5.         |6.                   |7.              |8.        |9.     |10.    |11.   |
|          |        |       |       |         |           |                     |                |          |Number |Owner- |      |
|          |        |       |       |         |           |                     |                |          |of     |ship   |      |
|          |        |       |       |         |           |                     |                |          |Deriv- |Form of|      |
|          |        |       |       |         |           |                     |Title and Amount|          |ative  |Deriv- |      |
|          |        |       |       |         |           |                     |of Underlying   |          |Secur- |ative  |Nature|
|          |Conver- |Trans- |Execu- |         |Number of  |                     |Securities      |          |ities  |Secur- |of    |
|          |sion or |action |tion   |         |Derivative |Date Exercisable     +-------+--------+          |Benefi-|ity:   |In-   |
|          |Exercise|Date   |Date   |         |Securities |and Expiration Date  |       |Amount  |          |cially |Direct |direct|
|          |Price of|       |       |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned  |(D) or |Bene- |
|Title of  |Deriv-  |(Month/|(Month/|tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |       |In-    |ficial|
|Derivative|ative   | Day/  | Day/  +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|       |direct |Owner-|
|Security  |Security|Year)  |Year)  |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |       |(I)    |ship  |
+----------+--------+-------+-------+------+--+-----+-----+----------+----------+-------+--------+----------+-------+-------+------+
Stock       $13.6                                                     11/07/2006 Common                      5696    D
Option                                                                           Stock
Stock       $17.6                                                     10/27/2007 Common                      7236    D
Option                                                                           Stock
Stock       $18.4                                                     10/23/2008 Common                      7236    D
Option                                                                           Stock
Stock       $19.2                                                     11/12/2009 Common                      6892    D
Option                                                                           Stock
Stock       $21.6                                                     11/15/2010 Common                      6563    D
Option                                                                           Stock
Stock       $24.55                                                    11/07/2011 Common                      4451    D
Option                                                                           Stock
Stock       $26.33   11/18/2         A <F2>    5600        11/18/2003 11/18/2012 Common  5600     $26.3300   5600    D
Option               002                                                         Stock
STOCK       $24.55                                                    11/07/2011 Common                      1799    D
OPTION/NQ                                                                        Stock

Explanation of Responses:

<F1>
Restricted grant under Valley's Stock Option Plan, awarded in five vesting periods beginning one year from date of grant.

Valley stock split five for
four on May 17, 2002.
<F2>
Granted under Valley's Stock Option Plan, exercisable in five equal installments beginning one year from the grant date.

SIGNATURE OF REPORTING PERSON
/s/ RICHARD P. GARBER

DATE
11/20/2002